FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital
CNPJ/MF: 47.508.411/0001-56

NIRE: 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição, in addition to the Notices of Material Facts released on May 11, August 8 and September 12, 2016, hereby informs that Cnova N.V.’s (“Cnova NV”) shareholders gathered at the general meeting held on this date approved the corporate reorganization proposal for the integration of the e-commerce business operated by Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), a Brazilian subsidiary of Cnova NV, into Via Varejo S.A.’s (“Via Varejo”) business (“Reorganization”), pursuant to the terms of the reorganization agreement entered into between Cnova NV, Cnova Brazil and Via Varejo on August 8, 2016 (“Reorganization Agreement”).

The Company further informs that, pursuant to the terms of the Reorganization Agreement, the implementation of the Reorganization, which shall result in Cnova Brazil becoming a wholly-owned subsidiary of Via Varejo, is expected to occur on October 31, 2016.

The Company will duly inform its shareholders and the market of any subsequent material facts concerning the Reorganization.

São Paulo, October 27, 2016.

DANIELA SABBAG

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.